UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69832

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __GPP SECURITIES, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__165 MASON STREET, 3RD FLOOR__
(No. and Street)

__GREENWICH__	__CT__	__06830__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__RON PANZIER__	__203-971-3300__	RON.PANZIER@GPP-SECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Citrin Cooperman & Company, LLP__
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)
11/2/05		2468	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, RON PANZIER _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GPP SECURITIES, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

EMMANUELLE C MUSCAT
Notary Public, State of Connecticut
My Commission Expires Oct. 31, 2026

Title: MANAGER

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

DECEMBER 31, 2025

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
GPP Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GPP Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of GPP Securities, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GPP Securities, LLC's management. Our responsibility is to express an opinion on GPP Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to GPP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as GPP Securities, LLC's auditor since 2017.
New York, New York
February 17, 2026

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$	210,638
Other assets		1,551
Total assets	$	212,189

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	104,148
Total liabilities		104,148
Member's equity		108,041
Total Liabilties and Member's Equity	$	212,189

1. Nature of Business Operations and Ownership

GPP Securities, LLC (the "Company") is a Delaware Limited Liability Company that was formed on July 1, 2016 under the Delaware Limited Liability Company Act. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and received approval to commence business operations from the Financial Industry Regulatory Authority, Inc. (FINRA) effective August 25, 2017. The Company is a wholly owned subsidiary of Great Point Partners, LLC (the "Parent").

The principal business activity of the Company is to provide brokerage services in connection with acquisitions, dispositions, mergers and refinancing of client companies as a result of investments made by private investment partnerships affiliated with the Parent. This activity may include debt, equity or a combination of debt and equity financing. The Company does not carry any margin or trading accounts and does not hold funds or securities for customers.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

Cash

All cash deposits are held by two financial institutions and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. As the Company does not normally receive retainer or progress fees on its contracts with customers, there is little judgement on the part of management to determine the timing of revenue recognition as the Company's revenues are generally earned on the successful closing of the contemplated transaction contained in the contract with its customers.

2. Summary of Significant Accounting Policies (continued)

Transaction Fees Receivable

Transaction fees receivable are revenues that the Company expects to collect for transactions that were completed during a given year. As of December 31, 2025, and December 31, 2024, there were no transaction fee receivable

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is a disregarded entity for federal and state income tax purposes. At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of financial condition, results of operations and net capital requirements.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has established the ASC as the authoritative source of U.S. GAAP recognized by the FASB. The principles embodied in the ASC are to be applied by nongovernmental entities in the preparation of financial statements in accordance with U.S. GAAP. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2025, various ASUs issued by the FASB contain effective implementation dates that will require their provisions to be reflected in the financial statements for the year then ending. The Company has either evaluated or is currently evaluating the implications, if any, of each of these ASUs and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the ASUs have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

2. Summary of Significant Accounting Policies (continued)

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of service - investment advisory transaction. The Company has identified its Manager as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The segment assets are $212,189.

Credit Loss Considerations

The Company recognizes allowance for credit losses in accordance with ASC Topic 326, Financial Instruments — Credit Losses ("ASC Topic 326"). The allowance for credit losses impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. For certain financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables), the Company has concluded that there are no credit losses based on the nature and contractual life or expected life of the financial assets. The Company had no receivables relating to transaction fees and no allowance for credit losses at December 31, 2025 and December 31, 2024, respectively.

3. Net Capital

The Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1") which requires the maintenance of a minimum amount of net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2025, the Company's net capital was $106,490, which is in excess by $99,547 of its minimum requirement of $6,943. Aggregate indebtedness was $104,148. The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

4. Related Party Transactions

Revenues

In the normal course of business, the Company receives transaction fee revenues solely as a result of investments made and sold by private investment partnerships affiliated with the Parent.

Expenses

The Company incurs expenses relating to the ongoing operations of the business. Generally, these expenses are paid by the Parent, recorded as a liability and reimbursed by the Company on a periodic basis. At times, the Parent may forgive such intercompany payables by converting these liabilities into equity in the form of a capital contribution.

At December 31, 2025, the Parent was owed $63,266 for these expenses, which are included in the accounts payable and accrued expenses balance in the accompanying statement of financial condition.

5. Subsequent Events

The Company has evaluated events through February 17, 2026, the date the financial statements was issued. There were no subsequent events that require disclosure.